Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

Occidental Petroleum Corporation

Occidental Petroleum Corporation Savings Plan:

We consent to the incorporation by reference in the registration statement (333-83124) on Form S-8 of Occidental Petroleum Corporation of our report dated June 27, 2014, with respect to the statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Occidental Petroleum Corporation Savings Plan.

/s/ KPMG LLP

Los Angeles, California

June 27, 2014